VIA EDGAR

January 14, 2009

United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Wound Management Technologies, Inc.
Withdrawal of Form S-1
File No. 333-150189

Ladies and Gentlemen:

Wound Management Technologies, Inc. (the “Company”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on April 11, 2008, and amended on June 10, 2008 (SEC File No. 333-150189) along with any exhibits filed thereto (the "Registration Statement").  In addition, the Company confirms that no securities were sold with this offering.

The Registration Statement was filed pursuant to certain shareholder registration rights, which rights have been waived by the shareholders.   As a result, the Company determined that it should withdraw the S-1. The Registration Statement has not been declared effective by the Commission.
Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.

If you have any questions regarding this application, please contact our legal counsel, Robert J. Johnston (972) 724-3338

WOUND MANAGEMENT TECHNOLOGIES, INC.

By:	/s/ Scott A. Haire
Scott A. Haire
Chief Executive Officer